Almere, The Netherlands
June 13, 2014

ASM INTERNATIONAL N.V. TO HOST TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it will host a technology seminar in Kyoto, Japan, on Tuesday June 17, 2014, in conjunction with the International ALD Conference 2014. In this technology seminar, ASM and a distinguished guest speaker will address challenges and opportunities for plasma enhanced ALD processes and equipment to manufacture next generations of micro-electronic devices.
The agenda is as follows:

•	6.00 - 6.15 PM - Reception, drinks and food

•	6.15 - 6.30 PM - Dr. ir. Ivo Raaijmakers (ASM) - “Welcome and introduction”

•	6.30 - 7.00 PM - Prof. dr. ir. Erwin Kessels (Eindhoven University of Technology, the Netherlands) - “Plasma-enhanced ALD: unique opportunities for thin film nano-manufacturing”

Following the presentations there will be an open dialogue around the presentation topics.

•	7.00 - 9.00 PM – Coffee and dessert

The ASM Technology seminar will take place in the KOKIN / South (5F) room at the Hotel Granvia Kyoto, JR Kyoto station, Karasuma Chuo-guchi, Shiokoji-Sagaru, Karasumadori, Shimogyo-ku, Kyoto 600-8216 Japan. The room will open at 5.15 pm for invited attendees. Interested parties should contact Mitsumi Imabeppu, +81-42-337-6311, imabeppu@asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.